October 17, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.
Amendment No. 4 to
Form 8-K
Filed August 22, 2012
File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Patrick W. M. Imeson, Chief Executive Officer of the Company, dated August 30, 2012 (the “Letter”). The Company concurrently is filing Amendment No. 5 to the Form 8-K (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter a black-lined copy of the Amendment marked against the Form 8-K Amendment No. 4.

Security Ownership, page 75

1.	We note your response to our prior comment 1 and the revised disclosure in the third paragraph under “Ownership Structure,” at page 13, regarding the possible change in ownership percentages if the holders of convertible debt in EGLLC were to convert their debt into membership interests in EGLLC prior to the dissolution of EGLLC. Please confirm to us that shares that could have been received within 60 days of the date of this report, as a result of debt that was convertible into EGLLC membership interests, are reflected in the beneficial ownership table or advise. Please also add footnote disclosure accompanying the table to discuss the convertible debt in EGLLC and how it impacts beneficial ownership, if necessary. Refer to Rule 13d-3(d)(1) under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 14 of the Amendment under the section Ownership Structure to further discuss the impact on beneficial ownership of the Company’s capital stock as a result of the possible conversion of debt and exercise of warrants into EGLLC membership interests. The Company has also revised the beneficial ownership table to show an additional beneficial owner as a result of the possible debt conversion and warrant exercise and added an explanatory note.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance
Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer
Eastern Resources, Inc.